UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 24, 2019, Summit Therapeutics plc (the “Company”) announced the closing on December 24, 2019 of the previously announced fundraising consisting of (a) the subscription (the “Subscription”) by Mr. Robert W. Duggan (the “Subscriber”) of an aggregate of 166,157,050 ordinary shares (the “Subscription Shares”) of the Company, par value £0.01 per share (the “Ordinary Shares”), and warrants to purchase an aggregate of 24,923,555 Ordinary Shares and (b) the separate placing (the “Placing” and, together with the Subscription, the “Fundraising”) of 9,221,400 Ordinary Shares (the “Placing Shares”) and warrants to purchase an aggregate of 1,383,210 Ordinary Shares in aggregate to two investors in Europe, including the Company’s chief executive officer, Glyn Edwards.

In connection with the closing of the Fundraising, the Subscription Shares and Placing Shares were admitted to trading on AIM pursuant to Rule 6 of the AIM Rules for Companies as published from time to time by London Stock Exchange plc (such event, the “Admission”). Effective upon the Admission, Frank Armstrong, Leopoldo Zambeletti and David Wurzer (the “Resigning Directors”) resigned from the board of directors of the Company (the “Board”), and the Subscriber and three additional proposed directors, Dr. Elaine Stracker, Dr. Ventzislav Stefanov and Manmeet Soni, were appointed to the Board. The resignations of the Resigning Directors were not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The full text of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 24, 2019, the Company issued a press release announcing that it had granted share options to Dr. Stracker, Dr. Stefanov and Mr. Soni and to certain employees of the Company under its Long Term Incentive Plan. The full text of the related press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated December 24, 2019

99.2	Press Release, dated December 24, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: December 26, 2019	By:	/s/ Glyn Edwards
Glyn Edwards Chief Executive Officer